FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2006

Commission File Number: 333-13580

Teléfonos de México, S.A. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtémoc México City 06599, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TELÉFONOS DE MÉXICO, S.A. DE C.V.

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2006

 I N D E X

FS-01 CONSOLIDATED BALANCE SHEETS, AT SEPTEMBER 30, 2006 & 2005

FS-02 CONSOLIDATED BALANCE SHEETS - BREAKDOWN OF MAIN CONCEPTS -

FS-03 CONSOLIDATED BALANCE SHEETS - OTHER CONCEPTS -

FS-04 CONSOLIDATED STATEMENTS OF INCOME FROM JANUARY 01 TO SEPTEMBER 30, 2006 & 2005

FS-05 CONSOLIDATED STATEMENTS OF INCOME - BREAKDOWN OF MAIN CONCEPTS -

FS-06 CONSOLIDATED STATEMENTS OF INCOME - OTHER CONCEPTS -

FS-07 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME FROM JULY 01 TO SEPTEMBER 30, 2006 & 2005

FS-08 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME - BREAKDOWN OF MAIN CONCEPTS -

FS-09 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME - OTHER CONCEPTS -

FS-10 CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION FROM JANUARY 01 TO SEPTEMBER 30, 2006 & 2005

FS-11 CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION - BREAKDOWN OF MAIN CONCEPTS -

FI-01 DATA PER SHARE - CONSOLIDATED INFORMATION

FI-02 RATIOS - CONSOLIDATED INFORMATION

ANNEX 1.- CHIEF EXECUTIVE OFFICER REPORT

ANNEX 2.- NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ANNEX 3a.- SHARE INVESTMENTS -SUBSIDIARIES-

ANNEX 3b.- SHARE INVESTMENTS -AFFILATES-

ANNEX 5.- CREDITS BREAKDOWN

ANNEX 6.- FOREING EXCHANGE MONETARY POSITION

ANNEX 7.- CALCULATION AND RESULT FROM MONETARY POSITION

ANNEX 8.- DEBT INSTRUMENTS

ANNEX 9.- PLANTS, - COMMERCIAL, DISTRIBUTION AND/OR SERVICE CENTERS-

ANNEX 10.- RAW MATERIALS

ANNEX 11a.- SALES DISTRIBUTION PRODUCT - SALES -

ANNEX 11b.- SALES DISTRIBUTION PRODUCT - FOREIGN SALES -

ANALYSIS OF PAID CAPITAL STOCK

ANNEX 13.- PROJECT INFORMATION

ANNEX 14.- TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE OF FINANCIAL STATEMENTS FROM FOREIGN OPERATIONS

GENERAL INFORMATION

BOARD OF DIRECTORS

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED BALANCE SHEETS

AT SEPTEMBER 30, 2006 & 2005

(Thousands of Mexican Pesos)

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
s01	TOTAL ASSETS	265,235,162	100	268,096,531	100

s02	CURRENT ASSETS	64,472,829	24	65,050,916	24
s03	CASH AND SHORT-TERM INVESTMENTS	23,747,942	9	28,685,055	11
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	27,884,094	11	26,969,092	10
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	5,130,100	2	5,966,672	2
s06	INVENTORIES	1,467,530	1	941,978	0
s07	OTHER CURRENT ASSETS	6,243,163	2	2,488,119	1
s08	LONG - TERM	1,351,574	1	948,961	0
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	1,344,924	1	941,888	0
s11	OTHER INVESTMENTS	6,650	0	7,073	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	156,665,244	59	157,603,421	59
s13	LAND AND BUILDINGS	0	0	0	0
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	469,922,174	177	445,981,034	166
s15	OTHER EQUIPMENT	0	0	0	0
s16	ACCUMULATED DEPRECIATION	322,112,965	121	297,012,991	111
s17	CONSTRUCTIONS IN PROGRESS	8,856,035	3	8,635,378	3
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	14,490,885	5	11,892,245	4
s19	OTHER ASSETS	28,254,630	11	32,600,988	12

s20	TOTAL LIABILITIES	154,206,966	100	147,849,756	100

s21	CURRENT LIABILITIES	43,415,166	28	50,043,887	34
s22	SUPPLIERS	0	0	0	0
s23	BANK LOANS	6,440,539	4	3,740,070	3
s24	STOCK MARKET LOANS	1,650,000	1	13,201,208	9
s25	TAXES PAYABLE	2,649,721	2	2,605,923	2
s26	OTHER CURRENT LIABILITIES	32,674,906	21	30,496,686	21
s27	LONG - TERM LIABILITIES	92,646,190	60	79,479,118	54
s28	BANK LOANS	52,308,140	34	41,345,070	28
s29	STOCK MARKET LOANS	40,338,050	26	38,134,048	26
s30	OTHER LOANS	0	0	0	0
s31	DEFERRED LIABILITIES	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES	18,145,610	12	18,326,751	12

s33	CONSOLIDATED STOCKHOLDERS' EQUITY	111,028,196	100	120,246,775	100

s34	MINORITY INTEREST	11,543,465	10	12,914,728	11
s35	MAJORITY INTEREST	99,484,731	90	107,332,047	89
s36	CONTRIBUTED CAPITAL	46,465,417	42	48,414,019	40
s79	CAPITAL STOCK (NOMINAL)	26,651,116	24	28,599,718	24
s39	PREMIUM ON SALES OF SHARES	19,814,301	18	19,814,301	16
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	CAPITAL INCREASE (DECREASE)	53,019,314	48	58,918,028	49
s42	RETAINED EARNINGS AND CAPITAL RESERVE	122,114,249	110	126,675,508	105
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(69,094,935)	(62)	(67,757,480)	(56)
s80	SHARES REPURCHASED	0	0	0	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED BALANCE SHEETS

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	23,747,942	100	28,685,055	100
s46	CASH	2,266,107	10	1,584,530	6
s47	SHORT-TERM INVESTMENTS	21,481,835	90	27,100,525	94

s07	OTHER CURRENT ASSETS	6,243,163	100	2,488,119	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	473,901	8	259,583	10
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	5,769,262	92	2,228,536	90

s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	14,490,885	100	11,892,245	100
s48	AMORTIZED OR REDEEMED EXPENSES	4,650,996	32	4,295,937	36
s49	GOODWILL	9,824,390	68	7,596,308	64
s51	OTHERS	15,499	0	0	0

s19	OTHER ASSETS	28,254,630	100	32,600,988	100
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	19,862,751	70	23,862,272	73
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	5,951,994	21	6,126,480	19
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	2,439,885	9	2,612,236	8

s21	CURRENT LIABILITIES	43,415,166	100	50,043,887	100
s52	FOREIGN CURRENCY LIABILITIES	5,140,539	12	16,941,278	34
s53	MEXICAN PESOS LIABILITIES	38,274,627	88	33,102,609	66

s26	OTHER CURRENT LIABITIES	32,674,906	100	30,496,686	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	1,162,432	4	1,339,821	4
s89	INTEREST LIABILITIES	1,481,085	5	2,021,813	7
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	30,031,389	92	27,135,052	89

s27	LONG-TERM LIABILITIES	92,646,190	100	79,479,118	100
s59	FOREIGN CURRENCY LIABILITIES	82,696,190	89	71,210,978	90
s60	MEXICAN PESOS LIABILITIES	9,950,000	11	8,268,140	10

s31	DEFERRED LIABILITIES	0	0	0	0
s65	GOODWILL	0	0	0	0
s67	OTHERS	0	0	0	0

s32	OTHER NON CURRENT LIABILITIES	18,145,610	100	18,326,751	100
s66	DEFERRED TAXES	15,861,444	87	16,244,603	89
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	2,284,166	13	2,082,148	11
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0

s79	CAPITAL STOCK	26,651,116	100	28,599,718	100
s37	CAPITAL STOCK (NOMINAL)	254,220	1	281,757	1
s38	RESTATEMENT OF CAPITAL STOCK	26,396,896	99	28,317,961	99

s42	RETAINED EARNINGS AND CAPITAL RESERVES	122,114,249	100	126,675,508	100
s93	LEGAL RESERVE	20,680,921	17	19,652,926	16
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	0	0
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	80,992,695	66	86,262,834	68
s45	NET INCOME FOR THE YEAR	20,440,633	17	20,759,748	16

s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(69,094,935)	100	(67,757,480)	100.00
s70	ACCUMULATED MONETARY RESULT	(14,361,717)	21	(14,361,717)	21
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	(58,405,405)	85	(58,829,374)	87
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	3,848,952	(6)	3,963,704	(6)
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	386,431	(1)	346,254	(1)
s98	CUMULTATIVE EFFECT OF DEFERRED INCOME TAXES	(563,196)	1	1,123,653	(2)
s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0
s100	OTHERS	0	0	0	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED BALANCE SHEETS

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
s57	OTHER CURRENT LIABILITIES WITH COST (s26)	0	0
s63	OTHER LOANS WITH COST (s32)	0	0
s72	WORKING CAPITAL	21,057,663	15,007,029
s73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
s74	EXECUTIVES (*)	119	127
s75	EMPLOYEES (*)	24,698	27,590
s76	WORKERS (*)	50,730	51,301
s77	OUTSTANDING SHARES (*)	20,337,607,170	22,540,581,570
s78	REPURCHASE OF OWN SHARER(*)	1,707,475,100	1,088,322,740
s101	RESTRICTED CASH (1)	0	0
s102	DEBT WITH COST OF AFFILIATES NON CONSOLIDATED	0	0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

  This item shall be filled in when there have been granted guarantees that affects cash and cash equivalents (s03)

NOTE:

In references s57 and s63 it is only included the amount corresponding to the debts of the accounts s26 and s32 respectively.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- FROM JANUARY 01 TO SEPTEMBER 30, 2006 & 2005 -

(Thousands of Mexican Pesos)

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
r01	OPERATING REVENUES	128,088,648	100	127,374,830	100
r02	COST OF SALES AND SERVICES	67,396,838	53	68,644,788	54
r03	GROSS INCOME	60,691,810	47	58,730,042	46
r04	OPERATING EXPENSES	24,960,624	19	21,520,694	17
r05	OPERATING INCOME	35,731,186	28	37,209,348	29
r06	COMPREHENSIVE FINANCING COST	3,786,373	3	3,372,336	3
r07	INCOME AFTER COMPREHENSIVE FINANCING COST	31,944,813	25	33,837,012	27
r08	OTHER EXPENSES AND INCOMES (NET)	0	0	0	0
r44	SPECIAL ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	31,944,813	25	33,837,012	27
r10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	11,528,603	9	12,230,488	10
r11	NET INCOME AFTER INCOME TAX AND EMPLYEE PROFIT SHARING	20,416,210	16	21,606,524	17
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	315,905	0	(62,361)	0
r13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	20,732,115	16	21,544,163	17
r14	INCOME FROM DISCONTINUED OPERATIONS (NET)	0	0	0	0
r15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	20,732,115	16	21,544,163	17
r16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	0	0	0	0
r17	NET EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
r18	NET INCOME	20,732,115	16	21,544,163	17
r19	NET INCOME OF MINORITY INTEREST	291,482	0	784,415	1
r20	NET INCOME OF MAYORITY INTEREST	20,440,633	16	20,759,748	16

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
r01	OPERATING REVENUES	128,088,648	100	127,374,830	100
r21	DOMESTIC	90,984,347	71	93,395,632	73
r22	FOREIGN	37,104,301	29	33,979,198	27
r23	TRANSLATION INTO DOLLARS (***)	3,357,795	3	2,992,421	2

r06	COMPREHENSIVE FINANCING COST	3,786,373	100	3,372,336	100
r24	INTEREST EXPENSE	5,295,973	140	5,851,464	174
r42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCIAL COSTS	0	0	0	0
r26	INTEREST INCOME	1,586,320	42	3,274,709	97
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	1,469,546	39	1,952,477	58
r28	RESULT FROM MONETARY POSITION	(1,392,826)	(37)	(1,156,896)	(34)

r10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	11,528,603	100	12,230,488	100
r32	INCOME TAX	10,658,145	92	12,078,214	99
r33	DEFERRED INCOME TAX	(1,343,350)	(12)	(2,202,892)	(18)
r34	EMPLOYEE PROFIT SHARING	2,213,808	19	2,355,166	19
r35	DEFERRED EMPLOYEE PROFIT SHARING	0	0	0	0

(***) THOUSAND DOLLARS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
r36	TOTAL REVENUES	128,088,648	127,374,830
r37	TAX RESULT FOR THE YEAR	0	0
r38	OPERATING REVENUES (**)	171,353,073	171,169,367
r39	OPERATING INCOME (**)	65,203,029	50,457,714
r40	NET INCOME OF MAJORITY INTEREST (**)	29,190,843	31,871,387
r41	NET INCOME (**)	29,555,485	32,981,289
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	16,758,216	17,976,797

(**) INFORMATION OF THE PAST TWELVE MONTHS

---

   MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- FROM JULY 01 TO SEPTEMBER 30, 2006 & 2005 -

(Thousands of Mexican Pesos)

Final printing

---

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
rt01	OPERATING REVENUES	43,261,814	100	43,037,488	100
rt02	COST OF SALES AND SERVICES	22,411,833	52	22,978,938	53
rt03	GROSS INCOME	20,849,981	48	20,058,550	47
rt04	OPERATING EXPENSES	10,210,847	24	7,033,963	16
rt05	OPERATING INCOME	10,639,134	25	13,024,587	30
rt06	COMPREHENSIVE FINANCING COST	1,729,800	4	1,635,854	4
rt07	INCOME AFTER COMPREHENSIVE FINANCING COST	8,909,334	21	11,388,733	26
rt08	OTHER EXPENSES AND INCOMES (NET)	0	0	0	0
rt44	SPECIAL ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	8,909,334	21	11,388,733	26
rt10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	3,330,206	8	3,792,574	9
rt11	NET INCOME AFTER INCOME TAX AND EMPLYEE PROFIT SHARING	5,579,128	13	7,596,159	18
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	153,843	0	(16,619)	0
rt13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	5,732,971	13	7,579,540	18
rt14	INCOME FROM DISCONTINUED OPERATIONS (NET)	0	0	0	0
rt15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	5,732,971	13	7,579,540	18
rt16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	0	0	0	0
rt17	NET EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
rt18	NET INCOME	5,732,971	13	7,579,540	18
rt19	NET INCOME OF MINORITY INTEREST	(278,747)	(1)	365,388	1
rt20	NET INCOME OF MAYORITY INTEREST	6,011,718	14	7,214,152	17

---

    MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
rt01	OPERATING REVENUES	43,261,814	100	43,037,488	100
rt21	DOMESTIC	31,609,707	73	31,272,509	73
rt22	FOREIGN	11,652,107	27	11,764,979	27
rt23	TRANSLATION INTO DOLLARS (***)	1,133,293	3	1,068,890	2

rt06	COMPREHENSIVE FINANCING COST	1,729,800	100	1,635,854	100
rt24	INTEREST EXPENSE	2,602,804	150	2,130,624	130
rt42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCIAL COSTS	0	0	0	0
rt26	INTEREST INCOME	505,862	29	1,087,177	66
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	527,603	31	1,007,925	62
rt28	RESULT FROM MONETARY POSITION	(894,745)	(52)	(415,518)	(25)

rt10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	3,330,206	100	3,792,574	100
rt32	INCOME TAX	3,040,191	91	4,050,316	107
rt33	DEFERRED INCOME TAX	(457,877)	(14)	(768,063)	(20)
rt34	EMPLOYEE PROFIT SHARING	747,892	22	510,321	13
rt35	DEFERRED EMPLOYEE PROFIT SHARING	0	0	0	0

(***) THOUSAND DOLLARS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	5,402,765	5,920,911

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

- FROM JANUARY 01 TO SEPTEMBER 30, 2006 & 2005 -

(Thousands of Mexican Pesos)

Final printing

---

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
c01	NET INCOME	20,732,115	21,544,163
c02	(+)(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	20,617,785	17,779,209
c03	CASH FLOW FROM NET INCOME FOR THE YEAR	41,349,900	39,323,372
c04	CASH FLOW FROM CHANGES IN WORKING CAPITAL	(4,261,938)	(2,210,807)
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	37,087,962	37,112,565
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	5,484,784	1,510,939
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(27,780,790)	(18,694,485)
c08	RESOURCES PROVIEDED BY (USED FOR) FINANCING ACTIVITIES	(22,296,006)	(17,183,546)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(15,350,638)	(13,088,688)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(558,682)	6,840,331
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNIG OF PERIOD	24,306,624	21,844,724
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	23,747,942	28,685,055

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
c02	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	20,617,785	17,779,209
c13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	18,529,350	19,725,069
c41	+(-) OTHER ITEMS	2,088,435	(1,945,860)

c04	CASH FLOW FROM CHANGES IN WORKING CAPITAL	(4,261,938)	(2,210,807)
c18	+(-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(2,875,992)	124,552
c19	+(-) DECREASE (INCREASE) IN INVENTORIES	(1,048,073)	(338,394)
c20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE AND OTHER ASSETS	(3,139,047)	3,160,612
c21	+(-) INCREASE (DECREASE) IN SUPPLIERS ACCOUNT	0	0
c22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	2,801,174	(5,157,577)

c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	5,484,784	1,510,939
c23	+ BANK FNANCING	20,532,166	22,853,018
c24	+ STOCK MARKET FINANCING	377,358	221,006
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	1,042,718
c27	(-) BANK FINANCING AMORTIZATION	(14,918,516)	(15,790,666)
c28	(-) STOCK MARKET FINANCING AMORTIZATION	(316,360)	(1,591,381)
c29	(-) OTHER FINANCING AMORTIZATION	(189,864)	(5,223,756)
c42	+ (-) OTHER ITEMS	0	0

c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(27,780,790)	(18,694,485)
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	(1,507,145)	(1,000,634)
c31	(-) DIVIDENDS PAID	(6,342,383)	(6,655,003)
c32	+ PREMIUM ON SALE OF SHARES	0	0
c33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	(19,931,262)	(11,038,848)
c43	+ (-) OTHER ITEMS	0	0

c09	RESOURCES PROVIDED BY (USED FOR ) INVESTMENT ACTIVITIES	(15,350,638)	(13,088,688)
c34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF PERMANENT NATURE	(2,261,115)	(3,803,299)
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(14,408,372)	(15,356,906)
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
c37	+ SALE OF OTHER PERMANENT INVESTMENT	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	1,318,849	6,071,517

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

FI-01

DATA PER SHARE

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

---

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount		Amount
d01	BASIC INCOME PER ORDINARY SHARE (**)	$1.44		$1.41
d02	BASIC INCOME PER PREFERENT SHARE (**)	$0.00		$0.00
d03	DILUTED INCOME PER ORDINARY SHARE (**)	$0.00		$0.00
d04	INCOME FROM CONTINUOUS OPERATIONS PER ORDINARY SHARE (**)	$1.44		$1.41
d05	EFFECT OF DISCONTINUOUS OPERATIONS ON INCOME FROM CONTINUOS OPERATIONS PER ORDINARY SHARE (**)	$0.00		$0.00
d06	EFFECT OF EXTRAORDINARY INCOME ON INCOME FROM CONTINOUS OPERATIONS PER ORDINARY SHARE (**)	$0.00		$0.00
d07	EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES ON INCOME FROM CONTINOUS OPERATIONS PER ORDINARY SHARE (**)	$0.00		$0.00
d08	CARRYING VALUE PER SHARE	$4.89		$4.76
d09	ACUMULATED CASH DIVIDEND PER SHARE	$0.31		$0.30
d10	SHARE DIVIDENDS PER SHARE	0.00	shares	0.00	shares
d11	MARKET PRICE TO CARRYING VALUE	2.89	times	2.50	times
d12	MARKET PRICE TO BASIC INCOME PER ORDINARY SHARE (**)	9.81	times	8.44	times
d13	MARKET PRICE TO BASIC INCOME PER PREFERENT SHARE (**)	0.00	times	0.00	times
(**) INFORMATION OF THE PAST TWELVE MONTHS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

FI-02

RATIOS

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

---

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR

	YIELD
p01	NET INCOME TO OPERATING REVENUES	16.18%		16.91%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	29.34%		29.69%
p03	NET INCOME TO TOTAL ASSETS ( **)	11.14%		12.30%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	21.49%		22.52%
p05	INCOME DUE TO MONETARY POSITION TO NET INCOME	6.71%		5.36%
	ACTIVITY
p06	OPERATING REVENUES TO TOTAL ASSETS (**)	0.64	times	0.63	times
p07	OPERATING REVENUES TO FIXED ASSETS (**)	1.09	times	1.08	times
p08	INVENTORIES ROTATION (**)	52.30	times	77.57	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	51.11	days	49.71	days
p10	INTEREST PAID TO TOTAL LIABILITIES WITH COST (**)	7.07%		8.37%
	LEVERAGE
p11	TOTAL LIABILITIES TO TOTAL ASSETS	58.13%		55.14%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	1.38	times	1.22	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	56.96%		59.62%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	59.13%		50.42%
p15	OPERATING INCOME TO INTEREST PAID	6.74	times	6.35	times
p16	OPERATING REVENUES TO TOTAL LIABILITIES (**)	1.11	times	1.15	times
	LIQUIDITY
p17	CURRENT ASSETS TO CURRENT LIABILITIES	1.48	times	1.29	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.45	times	1.28	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.41	times	0.43	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	54.69%		57.31%
	STATEMENT OF CHANGES IN FINANCIAL POSITION
p21	CASH FLOW FROM NET INCOME TO OPERATING REVENUES	32.28%		30.87%
p22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO OPERATING REVENUES	-3.32%		-1.73%
p23	RESOURCES PROVIDED BY OPERATING ACTIVITIES TO INTEREST PAID	7.00	times	6.34	times
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	-24.59%		-8.79%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	124.59%		108.79%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	93.86%		117.32%

(**) INFORMATION OF THE PAST TWELVE MONTHS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 1

CHIEF EXECUTIVE OFFICER REPORT

Consolidated

Final printing

---

Highlights

3rd Quarter 2006

  In Mexico, TELMEX's broadband service continues to show growth with an addition of 217 thousand services in the quarter, the highest historic gain. The number of Prodigy Infinitum (ADSL) customers increased 76.1% compared with September 2005, bringing the total to 1.6 million customers. Billed line equivalents for data transmission increased 27.6% compared with last year.

  In Mexico, domestic long distance traffic increased 2.1% compared with the same period of 2005. International outgoing and international incoming traffic increased 3.9% and 32.7%, respectively.

  At September 30, TELMEX had a market share of 25% of fixed and mobile services with 18 million 601 thousand lines, of a total of more than 74 million fixed and mobile services in the country.

  During the quarter, TELMEX continued to clean up prepaid lines that are not producing revenues, reducing their total by 129 thousand in addition to the 202 thousand disconnections of lines that pay rent during the period.  Connections totaled 379 thousand, for a net gain of 48 thousand lines in the third quarter.  During October, 233 thousand prepaid lines have been disconnected as part of the clean-up program, which will continue for the rest of the year. After this clean-up, we estimate that TELMEX will serve approximately 1.7 million prepaid lines across our markets, including segments that increasingly are served by mobile telephony. In the third quarter, 10.3 million prepaid Multifón cards were sold for the prepaid lines, an increase of 6.7% compared with the same period of 2005.

  In the fixed line business in Mexico, TELMEX competes with 9 operators that are mainly focused on high-income segments A, B, and C+. In these segments with competition, TELMEX has a market share of approximately 70%. On the other hand, the company's commitment to meeting demand for telecommunications services has led us to be the only fixed-line operator with presence in homes of socioeconomic segments C-, D, E and prepaid of the country.

  In Brazil, the main revenue generators continued to increase. Line equivalents of 64 Kbps increased 60.4%, local service access increased 42.7% and domestic long distance traffic increased 14.8%. The Triple Play service that was introduced in March of this year through Net Serviços serves 115 thousand customers.

  In the third quarter, Embratel reached an important agreement in process of approval with most of the Brazilian states regarding ICMS (Imposto Sobre Circulação de Mercadoria e Prestação de Serviços), that reduced the impact of the fiscal contingency related to this tax that the company had for many years. The amount of the non-recurring charge was approximately 515 million reais.

  In the third quarter, consolidated revenues reached 43.3 billion pesos, 0.5% higher than the same period of 2005, while revenues in Mexico totaled 31.8 billion pesos, a decrease of 1.2%. In Brazil, revenues totaled 2.1 billion reais in the quarter, 8.2% higher than the same quarter of the previous year.

  Consolidated EBITDA (1) totaled 16.8 billion pesos, a decrease of 13.7% due to the charge related to ICMS in Brazil and produced a margin of 38.7%. If the non-recurring charge of ICMS in Brazil were excluded, EBITDA would have reached 19.4 billion pesos, with a margin of 44.8% similar to the same period of 2005.

  Due to the above mentioned charge, operating income totaled 10.6 billion pesos. The operating margin was 24.6%, 5.7 percentage points lower than the same period of 2005. If the non-recurring charge of ICMS in Brazil were eliminated, operating income would have reached 13.3 billion pesos with a margin of 30.6%

  Majority net income in the third quarter totaled 6 billion pesos, 16.7% lower than the same period of the previous year due to the charge related to ICMS in Brazil. If we exclude the ICMS charge, we estimate that majority net income would have reached 7.5 billion pesos, with an increase of 3.6% compared with the same period of 2005. Earnings per share were 30 Mexican cents and 54 US cents per ADR, a decrease of 6.3% and 3.6%, respectively, compared with the third quarter of the previous year.

  Consolidated net debt (3) increased in the quarter to the equivalent of approximately 76 million dollars, totaling 6.715 billion dollars. In the quarter, cross currency swaps were carried out to cover the exchange rate and interest rate risks related to the issuance of bonds with maturity in 2010 and 2015 for a total of 1.75 billion dollars (with interest rates of 4.75% and 5.50%, respectively). This transaction allowed TELMEX to fully hedge the 2010 and 2015 bonds at a strike price of 10.9275 pesos with a fixed rate of 7.52% and 8.57%, respectively.

  Consolidated investment was equivalent to 1.293 billion dollars in the nine months of 2006. Share repurchases rose to 7.3 billion pesos during the quarter.

(3) Net debt is defined as short-term liabilities plus long-term debt less cash and equivalents.

Recent Events

New appointments

On September 20, 2006, the Board of Directors approved a modification of its organizational structure in which the company seeks to enhance the development of its strategic activities as well as to further increase its focus on operations. Jaime Chico Pardo was appointed Chairman of the Board of Directors, Carlos Slim Domit was appointed Co-chairman of the Board of Directors, Héctor Slim Seade was appointed Chief Executive Officer of TELMEX and Oscar von Hauske was appointed President of TELMEX International. These changes represent an organizational transition that strengthens the company's operating capacity and recognizes the experience of senior management.

Cash tender offer for shares of Embratel.

On September 27, the Commissâo de Valores Mobiliários de Brasil (CVM) granted the registration of the Voluntary Tender Offer for TELMEX to acquire all of the common and preferred shares of EMBRAPAR. On October 3, TELMEX announced that it commenced the tender offer that is estimated to expire on November 6, 2006 (unless the tender offer is extended or earlier terminated). Following the tender offer, TELMEX will carry out an auction in the Bolsa de Valores de São Paulo (BOVESPA) on November 7, 2006.

Share repurchase program

On September 20, the Board of Directors resolved to call for the Ordinary Shareholders' Meeting to be held on October 9, 2006, where they approved an increase in funds to purchase the company's own shares by 15 billion pesos. At that date, with the newly authorized funds the available balance was approximately 15.931 billion pesos.

Consolidated Income Statements

Revenues: In the third quarter, consolidated revenues increased 0.5%, mainly due to the 9.8% and 11.6% increases in Internet and corporate networks revenues, respectively; the 9.9% increase in other revenues, comprised primarily of yellow pages and Tiendas TELMEX (TELMEX stores). Additionally, interconnection revenues decreased 4.2% (calling party pays), domestic long distance revenues decreased 3.5% and international long distance revenues decreased 6.1%. For the nine months, revenues totaled 128.1 billion pesos, an increase of 0.6%.

Costs and expenses: Costs and expenses increased 8.7%, mainly due to a non-recurring charge of approximately 515 million reais from the agreements that Embratel carried out related to the ICMS tax (Imposto Sobre Circulação de Mercadoria e Prestação de Serviços). If this effect were eliminated, costs would have remained at the same level as the third quarter of 2005. This increase was also due to change in the accounting policy for PC sales in Mexico, offset by improved internal efficiencies reflected in the decrease of maintenance costs and consumption of materials. For the nine months, costs and expenses totaled 92.4 billion pesos, an increase of 2.4% compared with the same period of the previous year.

EBITDA (1) and operating income: EBITDA (1) totaled 16.8 billion pesos in the third quarter, a decrease of 13.7% compared with the same period of 2005. The EBITDA margin was 38.7%. Operating income totaled 10.6 billion pesos, 18.3% lower than the third quarter of 2005. The operating margin was 24.6%. If the non-recurring charge related to ICMS in Brazil were eliminated, EBITDA (1) and operating income would have totaled 19.4 billion pesos and 13.3 billion pesos, with margins of 44.8% and 30.6%, respectively. For the nine months, EBITDA totaled 54.3 billion pesos and operating income 35.7 billion pesos.

Comprehensive financing cost: Comprehensive financing cost totaled 1.7 billion pesos in the quarter, an increase of 5.7% compared with the third quarter of 2005. This resulting from: i) a net interest charge of 2.1 billion pesos in part due to the restructure, in July, of the 15.9 billion pesos of interest rate swaps that generated a charge of 291 million pesos, but improved the weighted fixed interest rate from 9.02% to 8.76%, ii) a net exchange loss of 528 million pesos from the impact of the third-quarter's exchange rate appreciation of 0.35 pesos per dollar. This impact was partially offset by the 5.735 billion dollars in dollar-peso hedges (weighted average exchange rate: 11.1130 pesos per dollar) and the 547 million dollars in dollar-reais hedges (weighted average exchange rate: 2.3925 reais per dollar) and a gain of 215 million pesos from the cross currency swaps acquired during the quarter, and iii) a gain in the monetary position of 895 million pesos, due to a higher inflation rate in Mexico during the quarter compared with the same period of the previous year.

Majority net income: Majority net income totaled 6.012 billion pesos, 16.7% lower than the same period of the previous year, mainly due to the non-recurring charge related to ICMS in Embratel in Brazil. If we exclude the ICMS charge, we estimate that majority net income would have reached 7.5 billion pesos, with an increase of 3.6% compared with the same period of 2005. Earnings per share at September 30, 2006 were 30 Mexican cents, and earnings per ADR were 54 US cents. For the nine months, majority net income totaled 20.441 billion pesos, a decrease of 1.5% compared with the same period of the last year.

Free cash flow: At September 30, resources provided by operating activities totaled 40 billion pesos, of which 21.438 billion were used in share repurchases, 6.342 billion in dividend payments and the rest in several investments.

Investments: In the first nine months of 2006, consolidated investment was the equivalent of 1.293 billion dollars, of which 81% was used for growth projects in the voice, data and transport infrastructure, 15.2% for operational support projects and operating needs and 3.8% for social telephony.

Debt: Gross total debt at September 30 was the equivalent of 9.116 billion dollars, an increase of 625 million dollars from a year ago. Consolidated net debt (3) increased in the quarter to the equivalent of approximately 76 million dollars, totaling 6.715 billion dollars. In the quarter, cross currency swaps were carried out to cover the exchange rate and interest rate risks related to the issuance of bonds with maturity in 2010 and 2015 for a total of 1.750 billion dollars (with interest rates of 4.75% and 5.50%, respectively). This transaction allowed TELMEX to hedge the 2010 and 2015 bonds at a strike price of 10.9275 pesos with fixed rates of 7.52% and 8.57%, respectively. Additionally, a syndicated bank loan was carried out for 500 million dollars with an average maturity of 5 years at an average interest rate of Libor +22.5 basis points and the syndicated bank loan of 2.5 billion dollars (issued in 2005) was increased to 3 billion dollars and increased its average maturity to 4.6 years at an average interest rate of Libor +24.6 basis points.

(3) Net debt is defined as short-term liabilities plus long-term debt, less cash and equivalents.

Repurchase of shares: For the nine months, the company used 21.438 billion pesos to repurchase its own shares. During the quarter, 7.3 billion pesos were used to repurchase 558,666,300 shares. On September 20, the Board of Directors resolved to call for the Ordinary Shareholders' Meeting to be held on October 9, 2006, where they approved to increase the funds to purchase the company's own shares by 15 billion pesos, and at that date, the balance was approximately 15.931 billion pesos.

Sección Amarilla (Yellow Pages): On October 24, TELMEX acquired an 80 percent interest in Cobalt Publishing, LLC, an affiliate of Blue Equity LLC, which publishes Enlace, the largest independent Spanish Yellow Pages directory publisher in the United States with presence in 18 States besides Internet.

TELMEX will rebrand the directories with the Sección Amarilla logo and name, a brand with over 100 years of experience in the directory business and currently publishes 135 directories across Mexico.

Mexico Operating Results

Lines in service

TELMEX competes with other local service providers in Mexico that are mainly focused on the high-income economic segments. That is the case of socioeconomic A and B segments where TELMEX serves 74% of the homes, while cable companies provide service to 93% of the homes. On the other hand, the company's commitment to meeting demand for telecommunications services has led us to be practically the only fixed-line operator with presence in socioeconomic segments C, D and E of the country. Therefore, approximately 60% of our lines generate less than 230 pesos per month.

From July to September 2006, TELMEX continued its growth-with-profitability policy for fixed lines in service, resulting in a clean-up of 129 thousand prepaid lines that were not generating usage. Along with the 202 thousand disconnections of fixed lines that pay rent, that resulted in 331 thousand disconnections. We will continue to clean-up prepaid lines that are not profitable for the rest of the year. At September 30, TELMEX had 18 million 601 thousand lines in service, an increase of 2.6% compared with the same period of the previous year. For the nine months, the line gain was 227 thousand resulting from 1 million 224 thousand connections and 997 thousand disconnections.

Local traffic

During the third quarter, local traffic decreased 0.6% over the same period in 2005, with a total of 6.734 billion local calls. Local traffic volume has been affected by competition from local and wireless telephony and by the migration of our switched traffic to corporate networks, which strengthens the data business. For the nine months, total local traffic was 20.085 billion calls, 0.2% higher than the same period of the previous year.

On the other hand, the measured service packages, Línea Hogar and Línea Más Negocio, totaled 227 thousand and 492 thousand customers, respectively. These figures validate our strategy to evolve toward a more predictable revenue flow produced by package offerings.

Long distance traffic

Domestic long distance (DLD) increased 2.1% compared with the third quarter of 2005, totaling 4.672 billion minutes. In the quarter, outgoing and incoming international long distance traffic maintained its growth trend due to the introduction of packages. Incoming international traffic increased 32.7%, totaling 1.797 billion minutes, and outgoing international traffic increased 3.9%, totaling 479 million minutes. The incoming-outgoing ratio was 3.8. For the nine months, international outgoing traffic totaled 1.421 billion minutes and incoming international traffic totaled 5.227 billion minutes, increases of 5.9% and 38.4%, respectively.

Domestic and international long distance packages totaled 1.6 million customers.

Interconnection

In the third quarter, interconnection traffic increased 14.6%, totaling 10.090 billion minutes. Calling party pays traffic increased 7.1%, and traffic from local and international operators increased 14.4%. Traffic generated by cellular companies that is terminated in TELMEX's network increased 24.3%. For the nine months, interconnection traffic totaled 28.7 billion minutes, an increase of 10.3%.

Internet and Corporate networks

During the third quarter, high-speed Internet Prodigy Infinitum (ADSL) added 217 thousand customers due to higher penetration of TELMEX packages (broadband and voice services), to the enhancement of our products and to the increase of 86.4% in PC sales compared with the same quarter of 2005. At September 30, there were 1 million 592 thousand Prodigy Infinitum (ADSL) customers, an annual increase of 76.1%. The total number of Internet access accounts, including Infinitum and dial-up, increased 23.1% compared with September 2005, totaling 2 million 492 thousand customers. Billed line equivalents of 64 Kbps to corporate customers increased 27.5%, reaching 2 million 217 thousand.

Mexico Financial Results

Revenues: Revenues in the third quarter totaled 31.8 billion pesos, a decrease of 1.2% compared with the same period of last year. Increases in revenues of 5.3% from corporate networks and 12.2% from Internet revenues were not enough to offset the decrease in prices in real terms of local and long distance services, which reflected the company's decision not to increase rates; the introduction of packages that promote usage but generate a decrease in revenues per call; and, finally, the 10% reduction of the calling party pays rate. If revenues from calling party pays were excluded, revenues would have decreased 0.2%. For the nine months, revenues totaled 93.5 billion pesos, a decrease of 1.5% compared with the same period of 2005.

  Local: Local revenues totaled 13.9 billion pesos in the third quarter, a decrease of 3.6%, reflecting the reduction of the average measured service rate and monthly rent in real terms of 5.5% and 3.2%, respectively, and the decrease of public telephony due to competition from cellular companies and public telephony competitors. For the nine months, local revenues totaled 41.7 billion pesos, a decrease of 3%.

  DLD: DLD revenues totaled 4.4 billion pesos in the third quarter, 3.1% lower than the third quarter of 2005 due to the 5.1% decrease in the average revenue per minute in real terms. For the nine months, DLD revenues totaled 13.2 billion pesos, a decrease of 2.2%.

  ILD: In the third quarter, ILD revenues totaled 2.5 billion pesos, a decrease of 2.6% compared with the third quarter of the previous year. Revenues from outgoing traffic declined 7.5% to 1.6 billion pesos due to the 10.9% decline in average revenue per minute in real terms and because the increase in traffic volume was not enough to offset the decrease in prices. International settlement revenues totaled 881 million pesos, an increase of 7.9%. For the nine months, ILD revenues totaled 7.6 billion pesos, an increase of 0.7%.

  Interconnection: Interconnection revenues in the third quarter decreased 4.6% to 4.3 billion pesos due to the 10% reduction of the calling party pays rate. For the nine months, interconnection revenues totaled 12.4 billion pesos, a decrease of 8.8%.

  Corporate networks: In the third quarter, revenues from services related to data transmission through private and managed networks totaled 2.7 billion pesos, an increase of 5.3% due to more billed line equivalents in service that offset the decrease in revenue per billed line equivalent. For the nine months, corporate networks revenues totaled 8 billion pesos, an increase of 3.9%.

  Internet: Revenues from services related to the Internet platform rose 12.2% in the third quarter, or 2.4 billion pesos, due to the increase in the number of broadband customers. For the nine months, Internet revenues totaled 6.9 billion pesos, an increase of 13% compared with the same period of the previous year.

Costs and expenses: In the third quarter, total costs and expenses were 19.6 billion pesos, a decrease of 4.4%. This decrease was due to lower interconnection costs (calling party pays), lower maintenance expenses and lower depreciation and amortization charges. For the nine months, total costs and expenses were 59 billion pesos, 2.9% lower than the same period of 2005.

  Cost of sales and services: In the third quarter, cost of sales and services decreased 6.5%, totaling 7.3 billion pesos due to lower maintenance and materials expenses due to tighter expense control and the optimization of resources. For the nine months, costs of sales and services totaled 22 billion pesos, a decrease of 2%.

  Commercial, administrative and general: Commercial, administrative and general expenses decreased 0.2% to 4.7 billion pesos in the third quarter due to higher advertising and systems expenses. For the nine months, commercial, administrative and general expenses totaled 14.3 billion pesos, an increase of 1.5%.

  Transport and interconnection: In the third quarter, transport and interconnection costs totaled 3 billion pesos, a decrease of 1% due to the reduction in the calling party pays rate, the main component of this item. For the nine months, transport and interconnection costs decreased 5.4%, totaling 8.9 billion pesos.

  Depreciation and amortization: In the quarter, depreciation and amortization decreased 7% to 4.5 billion pesos due to less impact from restatement of the value of fixed assets and lower levels of investment carried out in recent years. For the nine months, depreciation and amortization decreased 6.9%, totaling 13.8 billion pesos.

EBITDA (1) and operating income: EBITDA (1) totaled 16.8 billion pesos in the third quarter, an increase of 1.1%. The EBITDA margin was 52.7%; an increase of 1.1 percentage points compared with the third quarter of 2005. The increase in EBITDA of the operations in Mexico was due to the increase in the data and Internet businesses, as well as tighter control and optimization of resources. Operating income totaled 12.2 billion pesos, 4.5% higher than the third quarter of 2005, and the operating margin was 38.5%, 2.1 percentage points higher than in the year-earlier period. For the nine months, EBITDA totaled 48.3 billion pesos, a decrease of 1.3%, and operating income totaled 34.5 billion pesos, an increase of 1.1%.

Investments: In Mexico total investments were 694 million dollars, of which 80.6% was used for growth and modernization projects for the voice, data and transport infrastructure, 12.7% for operational support projects and operating needs and 6.8% for social telephony.

Debt: At September 30, total debt was the equivalent of 8.066 billion dollars, an increase of 159 million dollars compared with last year. Net debt (3) in Mexico increased the equivalent of 374 million dollars to a total of 6.069 billion dollars.

(3) Net debt is defined as short-term liabilities plus long-term debt less cash and equivalents.

Latin America Financial Results

Brazil

In Brazil, efforts have been focused on consolidating Embratel's position in the data business for the commercial segment and increase local service offerings for the residential segment, resulting in an increase of 60.4% of billed line equivalents and an increase in local customers of 42.7% compared with the third quarter of 2005. At September 30, the company provided Net Fone services through Net's infrastructure to 115 thousand customers.

Local and domestic long distance traffic showed increases of 49.4% and 14.8% in the quarter, respectively, compared with the same period of 2005.

In the third quarter, revenues from the operations in Brazil totaled 2.063 billion reais, 8.2% higher than the same quarter of the previous year. Higher revenues were due to the 20.8% increase in the data business and to the 45.1% increase in local services.

During the quarter, Embratel reached an important agreement in process of approval with most of the Brazilian states regarding the ICMS tax (Imposto Sobre Circulação de Mercadoria e Prestação de Serviços), that reduced the impact of the fiscal contingency related to this tax that the company had for many years. The amount of the non-recurring charge was approximately 515 million reais. This effect, along with higher charges related to the Telecommunications Service Universal Fund (FUST) and the inclusion of Primesys, generated costs and expenses in the quarter of 2.385 billion reais, an increase of 41.1% compared with the third quarter of the previous year. Costs of sales and services increased 42.2%, totaling 272 million reais. Transport and interconnection costs totaled 844 million reais, an increase of 2.4%, and represented 35.4% of total costs and expenses. Commercial, administrative and general expenses increased 140.5% in the quarter.

EBITDA (1) and operating income had losses of 40 million reais and 348 million reais, respectively. If the non-recurring charge related to ICMS tax were excluded, EBITDA (1) and operating income would have totaled 475 million reais and 167 million reais in each case with margins of 23% and 8.1%, respectively.

Argentina

In the quarter, revenues from the operations in Argentina totaled 88.8 million Argentinean pesos, an increase of 8.3% compared with the same period of the previous year. The voice business that produced 51.5% of total revenues increased 9.1% due to the 30.3% increase in revenues from long distance and the 12.4% increase of local services. The corporate and Internet businesses increased 5%. Operating costs and expenses totaled 89.4 million Argentinean pesos in the quarter, an increase of 12.3% due to the increase of advertising and promotional expenses to increase the customer base. In the quarter, EBITDA (1) totaled 12.8 million Argentinean pesos, an increase of 12.3% compared with the same period of 2005 with a margin of 14.4%. The operating loss was 0.6 million Argentinean pesos in the quarter.

Colombia

In Colombia, revenues totaled 44.769 billion Colombian pesos in the third quarter, 47.6% higher than the same period of 2005. Higher revenues were mainly due to the integration of several corporate customers. Costs and expenses increased 43.4%. Of total costs, 34.4% corresponded to transport and interconnection, which increased 50.5%. Commercial, administrative and general expenses that produced 20.1% of total costs increased 44% due to advertising and promotional costs that were focused on the development of the SME market. Operating income totaled 10.228 billion Colombian pesos compared with operating income of 6.245 billion Colombian pesos in last year's third quarter. The operating margin was 22.8% compared with 20.6% registered in the third quarter of 2005. EBITDA (1) totaled 18.636 billion Colombian pesos with a margin of 41.6%, compared with 11.885 billion Colombian pesos and a margin of 39.2% in the same period of the previous year.

Chile

In the third quarter, revenues totaled 15.942 billion Chilean pesos, a decrease of 4.5% compared with the same period of 2005. The data and local service businesses maintained its growth with increases of 5% and 76.1%, respectively, compared with the same quarter of 2005. The Chilean long distance market continues to decrease due to the migration to mobile services and private networks that caused a decline in long distance revenues of 11.9%.

Costs and expenses in the third quarter totaled 16.716 billion Chilean pesos, an increase of 7.7% compared with the same period of 2005. Transport and interconnection costs increased 2.4% due to the increase of local access and to the increase of 13.3% in commercial, administrative and general expenses. In the quarter, there was an operating loss of 774 million Chilean pesos compared with operating income of 1.169 billion Chilean pesos in the same period of the previous year. EBITDA (1) totaled 1.872 billion Chilean pesos with a margin of 11.7% compared with 3.814 billion Chilean pesos in 2005.

Peru

In the third quarter, total revenues were 53.3 million New Soles, an increase of 15.6% compared with the same period of 2005. The voice business produced 62.3% of total revenues and increased 10.3% due to the 26.3% increase in lines in service. The corporate networks business increased 30.1%. In the quarter, costs and expenses grew 9.2%, due to the increase of 12.2% of transport and interconnection costs and a 9.5% increase in commercial, administrative and general expenses compared with the third quarter of the previous year. Operating income in the quarter totaled 3.7 million New Soles compared with 0.6 million New Soles in the same period of 2005. The operating margin was 6.8% compared with 1.4% in last year's third quarter. EBITDA (1) in the third quarter totaled 15.6 million new Soles with a margin of 29.3% compared with EBITDA (1) of 12.3 million New Soles and a margin of 26.6% in 2005.

Mexico Local and Long Distance Accounting Separation

Based on Condition 7-5 of the Amendments of the Concession Title of Teléfonos de México, the commitment to present the accounting of the local and long distance services is presented below for the third quarter of 2006 and 2005.

Mexico Local Service Business
Income Statements
[ millions of Mexican constant pesos as of September, 2006 ]
					%		6 months		6 months	%
		3Q 2006		3Q 2005	Inc.		2006		2005	Inc.
Revenues
Access, rent and measured service	Ps.	13,824	Ps.	14,307	(3.4)	Ps.	41,397	Ps.	42,812	(3.3)
LADA interconnection		1,146		1,090	5.1		3,351		3,236	3.6
Interconnection with operators		395		348	13.5		1,130		1,205	(6.2)
Interconnection with cellular		3,851		4,102	(6.1)		11,138		12,304	(9.5)
Other		2,330		2,067	12.7		7,502		6,513	15.2
Total		21,546		21,914	(1.7)		64,518		66,070	(2.3)

Costs and expenses
Cost of sales and services		5,287		5,851	(9.6)		15,870		16,802	(5.5)
Commercial, administrative and general		4,304		3,877	11.0		12,774		11,761	8.6
Interconnection		2,836		2,977	(4.7)		8,379		9,169	(8.6)
Depreciation and amortization		2,831		3,219	(12.1)		9,134		9,808	(6.9)
Total		15,258		15,924	(4.2)		46,157		47,540	(2.9)

Operating income	Ps.	6,288	Ps.	5,990	5.0	Ps.	18,361	Ps.	18,530	(0.9)

EBITDA (1)	Ps.	9,119	Ps.	9,209	(1.0)	Ps.	27,495	Ps.	28,338	(3.0)

EBITDA margin (%)		42.3		42.0	0.3		42.6		42.9	(0.3)
Operating margin (%)		29.2		27.3	1.9		28.5		28.0	0.5

Mexico Long Distance Service Business
Income Statements
[ millions of Mexican constant pesos as of September, 2006 ]
					%		9 months		9 months	%
		3Q 2006		3Q 2005	Inc.		2006		2005	Inc.
Revenues
Domestic long distance	Ps.	4,239	Ps.	4,362	(2.8)	Ps.	12,507	Ps.	12,802	(2.3)
International long distance		2,159		2,218	(2.7)		6,573		6,602	(0.4)
Total		6,398		6,580	(2.8)		19,080		19,404	(1.7)

Costs and expenses
Cost of sales and services		1,220		1,353	(9.8)		3,948		4,168	(5.3)
Commercial, administrative and general		1,371		1,275	7.5		4,065		3,896	4.3
Interconnection to the local network		1,010		961	5.1		2,945		2,852	3.3
Depreciation and amortization		578		672	(14.0)		1,820		1,997	(8.9)
Total		4,179		4,261	(1.9)		12,778		12,913	(1.0)

Operating income	Ps.	2,219	Ps.	2,319	(4.3)	Ps.	6,302	Ps.	6,491	(2.9)

EBITDA (1)	Ps.	2,797	Ps.	2,991	(6.5)	Ps.	8,122	Ps.	8,488	(4.3)

EBITDA margin (%)		43.7		45.5	(1.8)		42.6		43.7	(1.1)
Operating margin (%)		34.7		35.2	(0.5)		33.0		33.5	(0.5)

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

S 87 OTHERS

In this item there are included the inventories for telephone plant operation that at September 30, 2006 and 2005 rose $2,439,885 and $2,612,236, respectively which are valued by the average cost method and are updated based on the specific index method, without exceeding their market value.

S 84 INTANGIBLE ASSETS FOR LABOR OBLIGATIONS

In this item it is included the projected net asset accordingly with Bulletin D-3 Labor Obligations issued by the Mexican Institute of Public Accountants.

PROJECTED NET ASSETS (D-3)

At September 30, 2006 and 2005, the market value of the established pensions and seniority premium fund was greater than the accumulated benefit obligation (ABO) in Mexico, and pursuant to Bulletin D-3, it is not recognized neither any additional liability nor the related intangible asset and effect of labor obligation on stockholders' equity. As a result of the foregoing, the balance sheet presents a projected net asset.

S 23 AND S 28 BANK LOANS

In this item, there are included the banks' credits related to purchase programs to suppliers that have been reported in the suppliers' credits item of the Balance Sheet because long-term opening to suppliers does not exist in EMISNET.

On October 20, 2005, TELMEX signed an agreement to restructure the syndicated bank loan entered into on July 15, 2004 for 2.425 billion dollars to improve the credit conditions and increase the total amount to 2.5 billion dollars in two tranches, the first one for 1.5 billion dollars due in four years and the second one for 1 billion dollars due in six years. On August 11, 2006 the loan was restructured again in order to improve the credit conditions and increase the total amount to 3 billion dollars divided in three tranches, the first one for 1.3 billion dollars due in three years, the second one for 1 billion dollars due in five years and the third one for 700 million dollars due in seven years.

On June 30, 2006 Telmex signed a syndicated loan agreement in the amount of 500 million dollars divided into two tranches of 250 million dollars each one, due in four and six years, respectively.

S 24 AND S 29 STOCK MARKET LOANS

During 2001, TELMEX issued senior notes for U.S.$1.5 billion, maturing in 2006 and bearing 8.25% annual, interest payable semi-annually. From January to December, 2005, TELMEX repurchased in the market a portion of these senior notes in the amount of U.S. $431.6 million (nominal value). The difference between the repurchase price and the nominal value of the bonds is U.S.$ 15.6 million. On January 26, 2006, Telmex paid the outstanding balance that amounted U.S.$1,068.4 million.

On November 19, 2003, TELMEX issued a bond for U.S.$ 1.0 billion due 2008, with an annual; interest of 4.5%. Interest will be paid every six months.

On January 27, 2005, TELMEX placed senior notes in aggregate principal amount of U.S.$1.3 billion in two issuances of U.S.$650 million each, the first one maturing in 2010 and bearing interest at 4.75% annual and the second one maturing in 2015 and bearing interest at 5.50% annual. Interest will be paid every six months. On February 22, 2005, there was a reopening of this transaction and the amounts of such issuances increased to U.S. $950 million and U.S. $800 million, respectively.

On July 2006, cross currency swaps were carried out to cover the exchange rate and interest rate risks related to the issuance of bonds with maturity in 2010 and 2015 for a total of 1.750 billion dollars (with interest rates of 4.75% and 5.50%, respectively). This transaction allowed TELMEX to hedge the 2010 and 2015 bonds at a strike price of 10.9275 pesos with fixed rates of 7.52% and 8.57%, respectively.

On January 31, 2006, TELMEX placed abroad a senior note in the amount of Ps. 4.5 billion, maturing in 2016 and bearing interest at 8.75%. Interest will be paid semi-annually.

S 29 STOCK MARKET LOANS (LONG-TERM)

At September 30, 2006 and 2005, this item rose to $ 40,338,050 and $ 38,134,048, respectively and is comprised by the following:

	2006	2005
Domestic Senior Notes	Ps 5,450,000	Ps. 6,907,560
US Dollar Senior Notes	30,388,050	31,226,488
Mexican Peso Senior Notes	Ps 4,500,000	0

S 32 OTHER LIABILITIES

At September 30, 2006 and 2005, this item rose to Ps 2,039,111 and Ps. 2,082,148, respectively, that corresponds to Embratel's labor obligations, as well as the actuarial obligations for labor termination in Mexico in the amount of Ps. 245,055 at September 30, 2006, based on the requirements of Bulletin D-3.

S 42 RETAINED EARNINGS AND CAPITAL RESERVES

In March 30, 2006 the Ordinary Shareholders Meeting approved to increase in Ps. 15 billion (face value), the amount authorized to acquire its own shares, bringing the total maximum amount to be used for this purpose to Ps. $ 15,215,538 (face value).

From January to September 2006, the Company acquired 1.704 billion Series L shares for Ps 21,393,953 (historical cost of Ps. 21,134,745) and 3.5 million Series A shares for Ps. 44,453 (historical cost of Ps. 43,828).

From January to September 2005, the Company acquired 1,083.9 million Series L shares for Ps. 11,636,193 (historical cost of Ps. 11,120,786) and 4.4 million Series A shares for Ps. 47,764 (historical cost of Ps. 45,641).

For comparative purposes, there was applied retroactively a two-for-one stock split effect, as approved by the Extraordinary Shareholders Meeting as of April 28, 2005 and effective as of May 25, 2005, to the shares acquired from January 1, 2005 to May 20, 2005.

The Company's repurchased shares are applied to unappropiated retained earnings in the amount the corresponding shares purchased exceeded capital stock.

Subsequent Event

In October 9, 2006 the Ordinary Shareholders Meeting approved to increase in Ps. 15 billion (face value), the amount authorized to acquire its own shares, bringing the total maximum amount to be used for this purpose to Ps. $ 15,931,293 (face value).

S 58 OTHER CURRENT LIABILITIES

At September 30, 2006 and 2005, this item rose to Ps. 30,254,626 and Ps. 27,135,052 respectively and is comprised by the following concepts:

	2006	2005
Accounts payable	Ps. 17,866,269	Ps 15,903,208
Accrued liabilities	9,246,720	8,126,899
Deferred credits	3,141,637	3,104,945

S 73 PENSION FUND AND SENIORITY PREMIUMS

The Company has pensions plans and seniority benefit premiums that are established in defined pension plans that cover substantially all employees in Mexico.

Pension benefits are determined on the basis of compensation to employees in their final year employment, their seniority, and their age at the time of retirement.

The Company established an irrevocable trust fund to cover the payment of these obligations and has the policy of making annual contributions to such fund. These contributions are deductible for Mexican corporate income tax purposes. During the period comprised from January to September 2006, there were not contributions to the trust fund.

The transition liability, past services and variations in assumptions are being amortized over a period of twelve years, that is the estimated average remaining working-life of the Company's employees.

S 49 GOODWILL

The increase of Ps. 2,228,082 is mainly due to the goodwill for the acquisition of 100% of Primesys Soluçoes Empresarias, S.A. in November 2005 and for the acquisition of 18.5% of 2Wire, Inc., in January 2006 and for the acquisition 5.9% of additional interest of Net Serviços de Comunicaçâo, S.A.

COMPREHENSIVE INCOME

In the nine-month period ended in September 2006 and 2005, the components of comprehensive income are presented as follows:

	2006	2005
Net income for the period	Ps. 20,732,115	Ps. 21,544,163
Result from holding non-monetary assets, net of deferred taxes	292,180	(2,786,659)
Fair value effect in Swaps, net of deferred taxes	121,701	(75,980)
Effect of instruments available for sale	0	1,177,409
Conversion effect	4,949,904	3,066,075

Comprehensive Income	26,095,900	22,925,008

NOTES TO CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

C 39 OTHER ITEMS

Includes inventories for operation of the telephone plant, marketable securities and instruments available for sale, deferred assets, as well as decreases of fixed assets.

RATIOS

P 08 INVENTORY TURNOVER RATE-COST

EMISNET automatically calculates the inventory turnover rate-cost by dividing the cost of sales and services (Ref. R 2) by the inventory of goods for sale (Ref. S 6), fact that affects the actual turnover.

RECLASIFICATIONS

Some of the figures of the 2005 financial statements have been reclassified to conform the presentation with the same used in the 2006 year.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 3a

SHARE INVESTMENTS SUBSIDIARIES

Consolidated

Final printing

---

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP
			%
Consertel, S.A. de C.V.	Investments in all types of businesses	106,419,052,434	100.00
Cía. de Teléfonos y Bienes Raíces, S.A. de C.V.	Real estate acquisition & leasing	1,034,000,000	100.00
Alquiladora de Casas, S.A. de C.V.	Real estate acquisition & leasing	686,001,490	100.00
Construcciones y Canalizaciones, S.A. de C.V.	Construction & maint. of telephone network	28,369,000	100.00
Empresa de Limpieza Mexicana, S.A. de C.V.	Cleaning Service Company	50,000	100.00
Renta de Equipo, S.A. de C.V.	Equipment, vehicles & real estate leasing	769,595,000	100.00
Multicomunicación Integral, S.A. de C.V.	Trunking, installation & sales services	662,482	100.00
Teleconstructora, S.A. de C.V.	Construction & maint. of telephone network	19,400,000	100.00
Anuncios en Directorios, S.A. de C.V.	Sale of advertising space in yellow pages	1,081,750	100.00
Operadora Mercantil, S.A. de C.V.	Marketing services	50,000	100.00
Impulsora Mexicana de Telecomunicaciones, S.A.	Network projects	4,602,225	100.00
Fuerza y Clima, S.A de C.V.	Air conditioning installation & maint.	4,925,000	100.00
Teléfonos del Noroeste, S.A. de C.V.	Telecommunications services	110,000,000	100.00
Aerocomunicaciones, S.A. de C.V.	Aeronautic radiocom. mobile serv.	89,034,600	99.99
Tecmarketing, S.A. de C.V.	Telemarketing services	6,850,000	100.00
Comertel Argos, S.A. de C.V.	Personnel services	6,000	100.00
Telmex International, Inc.	Holding Company in the U S A.	1,000	100.00
Instituto Tecnológico de Teléfonos de México, S.C	Trainning & research services	1,000	100.00
Buscatel, S.A. de C.V.	Paging services	142,445	100.00
Consorcio Red Uno, S.A. de C.V.	Design & integrated telecom. Services	167,691,377	100.00
Uninet, S.A. de C.V.	Data transmission services	67,559,615	100.00
Aerofrisco, S.A. de C.V.	Air Taxi services	6,360,624,600	100.00
Grupo Técnico de Administración, S.A. de C.V.	Management, consulting & org. Services	50,000	100.00
Teninver, S.A. de C.V.	Managment of yellow pages	9,912,982	100.00
Telcoser, S.A. de C.V.	Investments in all types of businesses	17,230,931	100.00
Fintel Holdings, L.L.C.	Investments in all types of businesses	1,490	100.00
Servicios Administrativos Tecmarketing, S.A. de C.V.	Software development, sales & management	60,687,728	100.00
Metrored Holdings S. R. L.	Telecommunications services	369,042,819	100.00
Telmex Chile Holding S.A.	Telecommunications services	158,829,369,072	100.00
Telmex Colombia S. A.	Telecommunications services	176,669,199	100.00
Telmex Perú S. A.	Telecommunications services	4,148,764	100.00
Embratel Participações, S.A.	Telecommunications services	715,018,262,899	72.31

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 3b

SHARE INVESTMENTS AFFILATES

Consolidated

Final printing

---

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP	TOTAL AMOUNT (Thousands of Mexican Pesos)
				ACQUISITION COST	PRESENT VALUE
			%
Grupo Telvista, S.A. de C.V.	Telemarketing in Mexico and USA	450	45.00	510,138	431,567
Centro Histórico de la Ciudad de México, SA de CV	Real estate services	80,020,000	21.77	80,020	107,345
TM & MS, LLC	Internet portal (T1MSN)	1	50.00	29,621	41,377
Net Serviços de Comunicação, S.A.	Cable TV operator	1,731,538,395	43.01	5,211,434	669,739
Eidon Software, S.A. de C.V.	Software development	35,567,911	22.74	35,568	51,970
2Wire, Inc.	Broadband Services	8,619,242	13.00	648,400	42,926
TOTAL INVESTMENT IN ASSOCIATES				6,515,181	1,344,924
OTHER PERMANENT INVESTMENTS					6,650
T O T A L				6,515,181	1,351,574

NOTES:

The number of shares in our affiliate company Net Serviços de Comunicação S.A. is 1,731,538,395. The 43.01 % corresponds to the percentage held directly and indirectly by Embratel Participações, S.A. in Net Serviços de Comunicação, S.A., therefore, the TELMEX's indirect effective holding in Net is 31.12%.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 5

CREDITS BREAKDOWN

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

Credit Type / Institution	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos						Amortization of Credits in Foreign Currency
			Time Interval						Time Interval
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Years or more	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Years or more
BANKS
FOREIGN TRADE
BBV ARGENTARIA S.A. (1)	22/12/2007	6.12	0	0	0	0	0	0	88,878	88,878	88,878	0	0	0
BBVA BANCOMER (1)	10/10/2006	6.27	0	0	0	0	0	0	32,451	0	0	0	0	0
BCO SANTANDER CH NY (1)	22/12/2009	5.57	0	0	0	0	0	0	15,612	15,612	19,177	4,065	1,504	0
DEXIA BANK (1)	31/12/2014	6.37	0	0	0	0	0	0	136,720	136,720	234,768	196,095	168,621	178,285
EXPORT DEVELOPMENT C. (1)	22/04/2009	5.92	0	0	0	0	0	0	55,756	35,228	30,155	14,666	0	0
EXPORT DEVELOPMENT C. (1)	22/07/2011	5.67	0	0	0	0	0	0	0	34,255	34,255	34,255	34,255	34,255
JAPAN BANK INT. COOP. (1)	10/10/2011	6.25	0	0	0	0	0	0	473,589	473,589	947,179	947,179	947,179	1,420,637
NATEXIS BANQUE (2)	31/03/2022	2.00	0	0	0	0	0	0	2,706	18,010	20,716	20,716	20,716	160,023
SOCIETE GENERALE PARIS (1)	14/05/2007	6.12	0	0	0	0	0	0	75	15	0	0	0	0
VARIAS INSTITUCIONES (1) Y (6)	30/11/2013	6.73	0	0	0	0	0	0	408,479	827,291	1,162,363	893,194	1,071,893	1,696,698
VARIAS INSTITUCIONES (2)	01/07/2027	8.49	0	0	0	0	0	0	1,025,700	1,270,975	2,595,571	243,225	162,829	249,088
SECURED DEBT
COMMERCIAL BANK
BBVA BANCOMER (3)	26/02/2007	7.32	0	800,000	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER (4)	21/05/2007	7.67	0	500,000	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER (1)	07/07/2010	5.57	0	0	0	0	0	0	0	0	0	0	2,762,550	0
BBVA BANCOMER (1)	07/07/2012	5.62	0	0	0	0	0	0	0	0	0	0	0	2,762,550
CITIBANK, N.A. (1)	16/08/2009	5.57	0	0	0	0	0	0	0	0	0	14,365,260	0	0
CITIBANK, N.A. (1)	20/10/2009	5.62	0	0	0	0	0	0	0	0	0	0	0	11,050,200
CITIBANK, N.A. (1)	20/10/2011	5.70	0	0	0	0	0	0	0	0	0	0	0	7,735,140
OTHER
TOTAL BANKS			0	1,300,000	0	0	0	0	2,239,966	2,900,573	5,133,062	16,718,655	5,169,547	25,286,876

STOCK MARKET
LISTED STOCK EXCHANGE
UNSECURED DEBT
CERT. BURSAT TLMX 02 (5)	09/02/2007	8.21	0	1,650,000	0	0	0	0	0	0	0	0	0	0
CERT. BURSAT TLMX 01, 02-3-4(2)	31/05/2012	11.05	0	0	1,000,000	400,000	0	300,000	0	0	0	0	0	0
CERT. BURSAT TLMX 01-2(5)	26/10/2007	8.31	0	0	3,250,000	0	0	0	0	0	0	0	0	0
CERT. BURSAT TLMX 06 (4)	15/09/2011	7.57	0	0	0	0	0	500,000	0	0	0	0	0	0
4 1/2 SENIOR NOTES (2)	19/11/2008	4.50	0	0	0	0	0	0	0	0	0	11,050,200	0	0
5 1/2 SENIOR NOTES (2)	27/01/2015	5.50	0	0	0	0	0	0	0	0	0	0	0	8,840,160
4 3/4 SENIOR NOTES (2)	27/01/2010	4.75	0	0	0	0	0	0	0	0	0	0	10,497,690	0
8 3/4 SENIOR NOTES PESOS (2)	31/01/2016	8.75	0	0	0	0	0	4,500,000	0	0	0	0	0	0
SECURED DEBT
PRIVATE PLACEMENTS
UNSECURED DEBT
SECURED DEBT
TOTAL STOCK EXCHANGE			0	1,650,000	4,250,000	400,000	0	5,300,000	0	0	0	11,050,200	10,497,690	8,840,160

SUPPLIERS
TOTAL SUPPLIERS

OTHER CURRENT LIABILITIES AND OTHER CREDITS
S58 OTHER CURRENT LIABILITIES			30,031,389	0	0	0	0	0	0	0	0	0	0	0

TOTAL			30,031,389	2,950,000	4,250,000	400,000	0	5,300,000	2,239,966	2,900,573	5,133,062	27,768,855	15,667,237	34,127,036

NOTES:

A.- Interest rates:

The credits breakown is presented with an integrated rate as follows:

  Libor plus margin
  Fixed Rate
  TIIE
  TIIE plus margin
  CETES plus margin
  Local rate plus margin

B.- The following rates were considered:

  Libor at 6 months in U S dollars is equivalent to 5.3700 at September 30, 2006
  TIIE at 28 days is equivalent to 7.3225 at September 29, 2006
  TIIE at 91 days is equivalent to 7.5900 at September 28, 2006
  CETES at 182 days is equivalent to 7.4100 at September 28, 2006

C.- The suppliers' Credits are reclasified to Bank Loans because in this document, Emisnet, Long-Term opening to Suppliers' does not exist.

D.- Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period, which at September 30, 2006 were as follows:

CURRENCY	AMOUNT	E.R.
DOLLAR (USD)	7,843,935	11.05
EURO (EUR)	36,328	13.99

E.- There are other liabilities in foreign currency for an equivalent amount of P. 651,305 thousand pesos.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 6

FOREIGN EXCHANGE MONETARY POSITION

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

FOREIGN CURRENCY POSITION	DOLLARS		OTHER CURRENCIES		TOTAL
	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND PESOS
MONETARY ASSETS	1,253,783	13,854,558	1,486,113	16,421,846	30,276,404

LIABILITIES	8,044,703	88,895,584	1,419,697	15,687,933	104,583,517
SHORT-TERM LIABILITIES	628,795	6,948,317	1,351,922	14,939,003	21,887,320
LONG-TERM LIABILITIES	7,415,908	81,947,267	67,775	748,930	82,696,197

NET BALANCE	(6,790,920)	(75,041,026)	66,416	733,913	(74,307,113)

NOTES:

Assets and Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period.

At the end of the quarter the exchange rates were as follows:
CURRENCY	E.R.
DOLLAR (USD)	11.05
EURO	14.00
CHILEAN PESO	0.02
ARGENTINEAN PESO	3.56
BRAZILIAN REAL	5.08
PERUVIAN SOL	3.40
COLOMBIAN PESO	0.0047

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 7

CALCULATION AND RESULT FROM MONETARY POSITION

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	ASSETS (LIABILITIES) MONETARY POSITION	MONTHLY INFLATION	MONTHLY EFFECT ASSET (LIABILITIES)

JANUARY	42,471,181	101,967,712	(59,496,531)	0.59	(351,030)
FEBRUARY	32,992,806	92,593,835	(59,601,030)	0.25	(149,003)
MARCH	35,396,169	93,820,697	(58,424,528)	0.10	(58,425)
APRIL	33,796,929	93,845,126	(60,048,196)	0.13	(78,063)
MAY	35,120,100	93,703,248	(58,583,147)	(0.44)	257,766
JUNE	35,607,344	94,566,926	(58,959,582)	0.16	(94,335)
JULY	35,511,288	95,266,029	(59,754,741)	0.12	(71,706)
AUGUST	42,091,723	101,712,741	(59,621,018)	0.42	(250,408)
SEPTEMBER	46,268,990	106,383,370	(60,114,380)	0.92	(553,052)
RESTATEMENT	0	0	0	0.00	(10,121)
CAPITALIZATION	0	0	0	0.00	0
FOREIGN CORP.	0	0	0	0.00	(85,797)
OTHER	0	0	0	0.00	51,348
TOTAL					(1,392,826)

NOTE:

Telmex's policy applies Mexican National Consumer Prices Index (NCPI) estimated from January to November, and real for December.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 8

DEBT INSTRUMENTS

Consolidated

Final printing

---

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

Restrictions:

The long-term debt is subject to certain restrictive covenants with respect to maintaining certain financial ratios and the sale of assets, among others.

A portion of the debt is also subject to early maturity or repurchase at the option of the holders in the event of change of control of the Company, as defined in the related instruments. The definition of change of control varies from instrument to instrument; however, no change in control shall be considered to have ocurred as long as Carso Global Telecom, S.A. de C.V. (TELMEX' controlling company) or its current stockholders continue to hold the majority of the Company's voting shares.

CURRENT SITUATION OF FINANCIAL LIMITED
At September 30, 2006, the Company has complied with such restrictive covenants.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 9

PLANTS, - COMMERCIAL, DISTRUBUTION AND/OR SERVICE CENTERS -

Consolidated

Final printing

---

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
NOT AVAILABLE

NOTES:

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 10

RAW MATERIALS

Consolidated

Final printing

---

DOMESTIC	MAIN SUPPLIERS	IMPORT	MAIN SUPPLIERS	DOM. SUBST.	PRODUCTION COST (%)
NOT AVAILABLE

NOTES :

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 11a

SALES DISTRIBUTION BY PRODUCT

SALES

(Thousands of Mexican Pesos)

 Consolidated

Final printing

---

MAIN PRODUCTS	NET SALES		MARKET PART. (%)	MAIN
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES
LOCAL SERVICE	0	41,676,011	0.0
LONG DISTANCE SERVICE	0	17,995,806	0.0
INTERCONNECTION	0	12,476,956	0.0
CORPORATE NETWORKS	0	7,981,040	0.0
INTERNET	0	6,922,533	0.0
OTHERS	0	3,932,001	0.0
FOREIGN SALES
NET SETTLEMENT	0	2,882,648	0
LOCAL SERVICE	0	3,160,921	0
LONG DISTANCE SERVICE	0	18,976,358	0
INTERCONNECTION	0	592,904	0
CORPORATE NETWORKS	0	8,896,563	0
INTERNET	0	1,993,488	0
OTHERS	0	601,419	0
TOTAL		128,088,648

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 11b

SALES DISTRIBUTION BY PRODUCT

FOREIGN SALES

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT
NET SETTLEMENT	0	2,756,567
FOREIGN SUBSIDIARIES
NET SETTLEMENT	0	126,081
LOCAL SERVICE	0	3,160,921
LONG DISTANCE SERVICE	0	18,976,358
INTERCONNECTION	0	592,904
CORPORATE NETWORKS	0	8,896,563
INTERNET	0	1,993,488
OTHERS	0	601,419
TOTAL		37,104,301
NOTES:

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANALYSIS OF PAID CAPITAL STOCK

Consolidated

Final printing

---

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousand pesos)
			FIXED PORTION	VARIABLE PORTION	MEXICAN	PUBLIC SUSCRIPTION	FIXED	VARIABLE
A	0.01250	0	450,644,058	0	0	450,644,058	5,633	0
AA	0.01250	0	8,114,596,082	0	8,114,596,082	0	101,432	0
L	0.01250	0	11,772,367,030	0	0	11,772,367,030	147,155	0
TOTAL			20,337,607,170	0	8,114,596,082	12,223,011,088	254,220	0

TOTAL NUMBER OF SHARES REPRESENTING CAPITAL STOCK ON THE REPORTING DATE OF THE INFORMATION:							20,337,607,170

NOTES:

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 13

PROJECT INFORMATION

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

ITEM	Thousand of Mexican Pesos
	3th. Quarter 06 Jul-Sep	% of Advance	Amount used 2006	Budget 2006	% of Advance

DATA	732,176	17.1	2,215,950	4,285,501	51.7
INTERNAL PLANT	292,581	18.6	608,001	1,576,684	38.6
OUTSIDE PLANT	778,752	25.4	1,875,025	3,065,241	61.2
TRANSMISSION NETWORK	681,245	28.6	1,039,671	2,378,910	43.7
SYSTEMS	64,542	6.4	143,167	1,011,387	14.2
OTHERS	979,324	23.8	1,845,615	4,121,301	44.8

TOTAL INVESTMENT TELMEX MEXICO	3,528,620	21.5	7,727,429	16,439,024	47.0

LATINOAMERICA	405,424	20.8	1,268,010	1,951,421	65.0
EMBRATEL	2,288,244	34.3	5,412,933	6,680,507	81.0

TOTAL INVESTMENT	6,222,288	24.8	14,408,372	25,070,952	57.5

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 14

TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE OF FINANCIAL STATEMENTS FROM FOREIGN OPERATIONS

Consolidated

Final printing

---

Basis of translation of financial statements of foreign subsidiaries

The financial statements of the subsidiaries located abroad were translated into Mexican pesos, as follows:

The financial statements as reported by the subsidiaries abroad were adjusted to conform to accounting principles generally accepted in Mexico.

All balance sheet amounts, except for stockholders' equity, were translated at the prevailing exchange rate at the end of the reporting period; stockholders' equity accounts were translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated. The statement of income amounts were translated at the prevailing exchange rate at the end of the reporting period. The translation into Mexican pesos is carried out after the related balances or transactions have been restated based on the inflation rate of the country in which the subsidiary operates.

Exchange differences and the monetary position effect derived from intercompany monetary items were not eliminated from the consolidated statements of income.

Translation differences are included in the caption Effect of translation of foreign entities and are included in stockholders' equity as part of the caption Other comprehensive income items.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

GENERAL INFORMATION

Consolidated

Final printing

---

ISSUER GENERAL INFORMATION

COMPANY: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL: INTERNET PAGE:	TELEFONOS DE MEXICO, S.A. DE C.V. PARQUE VIA 198, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 12 12 www.telmex.com

ISSUER FISCAL INFORMATION

TAX PAYER FEDERAL ID: FISCAL ADDRESS: ZIP: CITY:	TME 840315KT6 PARQUE VIA 198, COL. CUAUHTEMOC 06599 MEXICO, D.F.

OFFICERS INFORMATION

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHAIRMAN OF THE BOARD CHAIRMAN OF THE BOARD ING. JAIME CHICO PARDO PARQUE VIA 190 - 10TH. FLOOR OFFICE 1001, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 51 52 55 45 55 50 jchico@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF EXECUTIVE OFFICER CHIEF EXECUTIVE OFFICER LIC. HECTOR SLIM SEADE PARQUE VIA 190 - 10TH. FLOOR OFFICE 1004, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 15 86 55 45 55 50 hslim@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF FINANCIAL OFFICER CHIEF FINANCIAL OFFICER ING. ADOLFO CEREZO PEREZ PARQUE VIA 190 - 10TH. FLOOR OFFICE 1016, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 57 80 52 55 15 76 acerezo@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF CORPORATE INFORMATION DELEGATE

SUBDIRECTOR OF FINANCE

C.P. EDUARDO ROSENDO GIRARD

PARQUE VIA 198 - 5TH. FLOOR OFFICE 501, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 95

52 50 80 54

erosendo@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF BUYBACK INFORMATION DELEGATE

SHAREHOLDER SERVICES MANAGER

LIC. MIGUEL ANGEL PINEDA CATALAN

PARQUE VIA 198 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 22

55 46 21 11

mpineda@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	IN-HOUSE LEGAL COUNSEL LEGAL DIRECTOR LIC. SERGIO F. MEDINA NORIEGA PARQUE VIA 190 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 14 25 55 46 43 74 smedinan@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF FINANCIAL INFORMATION DELEGATE

SUBDIRECTOR OF FINANCE

C.P. EDUARDO ROSENDO GIRARD

PARQUE VIA 198 - 5TH. FLOOR OFFICE 501, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 95

52 50 80 54

erosendo@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF MATERIAL FACTS DELEGATE

INVESTORS RELATIONS MANAGER

ING. RUY ECHAVARRIA AYUSO

PARQUE VIA 198 - 7TH. FLOOR OFFICE 701, COL. CUAUHTEMOC

06599

MEXICO, D.F.

57 03 39 90

55 45 55 50

rechavar@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	INVESTOR INFORMATION RESPONSIBLE INVESTORS RELATIONS MANAGER ING. RUY ECHAVARRIA AYUSO PARQUE VIA 198 - 7TH. FLOOR OFFICE 701, COL. CUAUHTEMOC 06599 MEXICO, D.F. 57 03 39 90 55 45 55 50 ri@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	SECRETARY OF THE BOARD OF DIRECTORS LEGAL DIRECTOR LIC. SERGIO F. MEDINA NORIEGA PARQUE VIA 190 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 14 25 55 46 43 74 smedinan@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	PAYMENT RESPONSIBLE SUBDIRECTOR OF FINANCE C.P. EDUARDO ROSENDO GIRARD PARQUE VIA 198 - 5TH. FLOOR OFFICE 501, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 53 95 52 50 80 54 erosendo@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	FIDUCIARY DELEGATE

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	OTHER CHAIRMAN OF THE BOARD LIC. CARLOS SLIM DOMIT CALVARIO NUM 100 COL. TLALPAN 14000 MEXICO, D.F. 53 25 98 01 55 73 31 77 slimc@sanborns.com

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

BOARD OF DIRECTORS

Consolidated

Final printing

---

POSITION	NAME

CHAIRMAN OF THE BOARD	ING.	JAIME	CHICO	PARDO

VICEPRESIDENT	LIC.	CARLOS	SLIM	DOMIT
VICEPRESIDENT	C.P.	JUAN ANTONIO	PEREZ	SIMON

HONORARY BOARD MEMBER	ING.	CARLOS	SLIM	HELU
BOARD PROPIETORS (INDEPENDENT)	SR.	EMILIO	AZCARRAGA	JEAN
BOARD PROPIETORS (INDEPENDENT)	ING.	ANTONIO	COSIO	ARIÑO
BOARD PROPIETORS (INDEPENDENT)	SRA.	LAURA	DIEZ BARROSO	DE LAVIADA
BOARD PROPIETORS (INDEPENDENT)	MTRA.	AMPARO	ESPINOSA	RUGARCIA
BOARD PROPIETORS (INDEPENDENT)	ING.	ELMER	FRANCO	MACIAS
BOARD PROPIETORS (INDEPENDENT)	LIC.	ANGEL	LOSADA	MORENO
BOARD PROPIETORS (INDEPENDENT)	SR.	ROMULO	O FARRIL JR.	(deceased in May 2006)
BOARD PROPIETORS (INDEPENDENT)	LIC.	FERNANDO	SENDEROS	MESTRE
BOARD PROPIETORS	LIC.	MARCO ANTONIO	SLIM	DOMIT
BOARD PROPIETORS	SR.	RAYFORD	WILKINS JR.
BOARD PROPIETORS	SR.	RICHARD	P.	RESNICK
BOARD PROPIETORS	SR.	LARRY	I.	BOYLE
BOARD PROPIETORS (INDEPENDENT)	C.P.	RAFAEL	KALACH	MIZRAHI
BOARD PROPIETORS (INDEPENDENT)	LIC.	RICARDO	MARTIN	BRINGAS

BOARD ALTERNATES	LIC.	PATRICK	SLIM	DOMIT
BOARD ALTERNATES	LIC.	ARTURO	ELIAS	AYUB
BOARD ALTERNATES	C.P.	JOSÉ HUMBERTO	GUTIERREZ-OLVERA	ZUBIZARRETA
BOARD ALTERNATES (INDEPENDENT)	LIC.	JORGE C.	ESTEVE	RECOLONS
BOARD ALTERNATES (INDEPENDENT)	ING.	ANTONIO	COSIO	PANDO
BOARD ALTERNATES (INDEPENDENT)	SR.	EDUARDO	TRICIO	HARO
BOARD ALTERNATES (INDEPENDENT)	SRA.	ANGELES	ESPINOSA	YGLESIAS
BOARD ALTERNATES (INDEPENDENT)	ING.	AGUSTIN	FRANCO	MACIAS
BOARD ALTERNATES (INDEPENDENT)	SR.	JAIME	ALVERDE	GOYA
BOARD ALTERNATES (INDEPENDENT)	C.P.	ANTONIO	DEL VALLE	RUIZ
BOARD ALTERNATES (INDEPENDENT)	LIC.	JOSE	KURI	HARFUSH
BOARD ALTERNATES (INDEPENDENT)	LIC.	FERNANDO	SOLANA	MORALES
BOARD ALTERNATES	LIC.	EDUARDO	VALDES	ACRA
BOARD ALTERNATES (INDEPENDENT)	LIC.	CARLOS	BERNAL	VEREA
BOARD ALTERNATES (INDEPENDENT)	LIC.	FEDERICO	LAFFAN	FANO
BOARD ALTERNATES	SR.	JORGE A.	CHAPA	SALAZAR
BOARD ALTERNATES (INDEPENDENT)	ING.	BERNARDO	QUINTANA	ISAAC
BOARD ALTERNATES (INDEPENDENT)	C.P.	FRANCISCO	MEDINA	CHAVEZ

STATUTORY AUDITOR	C.P.C.	ALBERTO	TIBURCIO	CELORIO

ALTERNATE STATUTORY AUDITOR	C.P.C.	FERNANDO	ESPINOSA	LOPEZ

SECRETARY OF THE BOARD OF DIRECTORS	LIC.	SERGIO	MEDINA	NORIEGA

ASSISTANT SECRETARY	LIC.	RAFAEL	ROBLES	MIAJA

---

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 25, 2006.	TELÉFONOS DE MÉXICO, S.A. DE C.V. By: /s/__________________ Name: Adolfo Cerezo Pérez Title: Chief Financial Officer

Ref: Teléfonos de México, S.A. de C.V. - Third Quarter 2006.